

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Pablo Brizzio, CFO
Ternium S.A.
29, Avenue de la Porte-Neuve — 3rd floor
L-2227 Luxembourg

RE: Ternium S.A.
December 31, 2013 Form 20-F filed April 30, 2014
Response dated June 30, 2014
File No. 1-32734

Dear Mr. Brizzio:

We have reviewed your response and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

Note 14, page F-46

Usiminas (USIM3) shares declined 26% in the March 31, 2014 quarter and appear to have declined an additional 25% in the June 30, 2014 quarter. Consequently, it appears that the fair value of your equity method investment may be approximately $590 million less than your current carrying value. In assessing the materiality of this issue, we note that your reported earnings for the March 31, 2014 quarter was $188 million and was $592 million in the year ended December 31, 2013. The Usiminas March 31, 2014 earnings release reported no consolidated revenue growth and also reported substantial operating and free cash flow deficits. The adverse factors currently impacting operating results are also highlighted therein. Consequently, it remains unclear how you reasonably determined that "no substantial changes from December 31, 2013 had occurred" and that no March 31, 2014 impairment calculation was required. Paragraph 42 of IAS 28 states that the investment is tested for impairment "whenever application of IAS 39 indicates that the investment may be impaired." Paragraph 61 of IAS 39 states that a significant or prolonged decline in fair value is an objective evidence of impairment. The decline in fair value of your investment has been generally consistent since the January 2012 acquisition and the specific decline occurring in the March 31, 2014 quarter was substantial. Under paragraph 42 of IAS 28, an investment's value in use (using appropriate assumptions) should be consistent with "the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal." Presumably such assumptions are embedded in the quoted stock price so it is not clear whether you are using assumptions that materially differ from market-based assumptions and if so, whether a reasonable basis exists to support any material disparity. Please provide additional details

regarding your 2014 impairment testing so we can fully assess your compliance with the applicable guidance. We may have further comment.

You may contact Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief